Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE

August 31, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:        Jeanne Bennett

Brian Cascio

Jessica Ansart

Lauren Nguyen

Re:	Denali SPAC Holdco, Inc. Amendment No. 3 to Registration Statement on Form S-4 Filed July 13, 2023 File No. 333-270917

Ladies and Gentlemen:

On behalf of Denali SPAC Holdco, Inc. (the “Company”), we transmit herewith Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 2, 2023 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 3, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 3 to the Registration Statement on Form S-4

Cover Page

1.	We note your response to prior comment 2. You state here that Holdco’s common stock is expected to be listed on Nasdaq. Please revise to clarify whether it is a condition to closing that Holdco’s common stock is listed on Nasdaq.

Response: The Company acknowledges the Staff’s comment and has made changes on the cover page of the proxy statement/prospectus.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Interests of Denali’s Directors and Executive Officers in the Business Combination, page 16

2.	We note your response to prior comment 4 and your disclosure that “in consideration of the interests” the Denali Board and officers engaged an independent investment bank to provide a fairness opinion “of the Merger Consideration to Denali and its unaffiliated ordinary shareholders from a financial point of view.” Please revise to also clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 18 and 27 of Amendment No. 3.

Risk Factors
The Business Combination is subject to the satisfaction or waiver of certain conditions, which may not be satisfied or waived on a timely, page 31

3.	We note your response to comment 2 and reissue the comment in part. We note your revised disclosure on pages xvi, 6 and 101. Please also make corresponding revisions to your risk factor disclosure here.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 33 and 34 of Amendment No. 3.

Background of the Business Combination, page 130

4.	We note your response to comment 9 and your revised disclosure on pages 130 and 131 discussing that the initial financial projections for Longevity included a fourth entity that was later agreed to be excluded from the business combination. We also note that in the initial C&E Agreements with Cerevast, Aegeria and Novokera filed as Exhibits 2.3, 2.5 and 2.7, respectively, there are references to a fourth C&E Agreement that was simultaneously entered into between Longevity and Wicab Technology (Beijing) Co., Ltd (“Wicab China”), a Chinese limited liability company. Please revise your disclosure in the Background section to clarify whether Longevity also entered into a C&E Agreement with Wicab China and when such agreement was terminated. Please discuss whether at the time you focused your search on Longevity in October 2022, Longevity planned to acquire four entities, including Wicab China, and then discuss when and on what basis the decision was made by Denali and Longevity to exclude Wicab China from the business combination.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 132 and 136 of Amendment No. 3.

5.	We note your response to comment 6 and your revised disclosure on page 134 stating that “[o]n June 21, 2023, Longevity engaged Maxim Group LLC to act as placement agent for a potential PIPE transaction” and that “Maxim is engaged in initial diligence as of the date of this filing.” With respect to the potential PIPE transaction, please update your disclosures throughout and disclose all material terms of any placement agent agreement or other agreement you have in place with the Maxim Group LLC, and file the agreement as an exhibit to the registration statement or, alternatively, provide your analysis supporting your belief that such filing is not required. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has made changes on page 137 of Amendment No. 3. The Company further respectfully advises the Staff that the Company does not believe that the letter agreement (the “Agreement”) entered into with Maxim Group LLC is a material contract required to be filed pursuant to Item 601(b)(10) of Regulation S-K. In reaching this conclusion, the Company determined that the Agreement was made in the ordinary course, does not fall within any of the exceptions set forth in Item 601(b)(10)(ii) of Regulation S-K and is not material to the registrant.

The Company respectfully submits that the Agreement is of the type that ordinarily accompany the kind of business conducted by a Special Acquisition Purpose Company and that subclauses (ii)(A), (C) and (D) are not applicable because the Agreements do not involve any insider counter-parties, the sale of property, plant or equipment or material lease of property.

Under Item 601(b)(10)(ii)(B) of Regulation S-K, certain agreements that ordinarily accompany the kind of business conducted by a registrant nevertheless must be filed as exhibits under that Item if the agreement is one “upon which the registrant’s business is substantially dependent.” Although it does not define the term “substantially dependent,” we note that Item 601 suggests a narrow scope of the term “substantially dependent” as used in Item 601 (b)(10) by the illustrative examples included in the Item, which identifies two types of agreements that meet that test, neither of which are applicable to the Agreement. Further, the Company respectfully submits that it is not substantially dependent on the Agreement (and the Company does not believe the Agreement to be material to the Company), as the Company has not entered into any binding agreement to issue any securities pursuant to the efforts of Maxim Group LLC under the Agreement as of the date hereof and does not anticipate it will be necessary to do so in order to raise sufficient capital to meet the closing conditions of the Merger Agreement as currently in effect.

For the foregoing reasons, the Company respectfully submits that it is not required to file the Agreement as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

6.	We note risk factor disclosure on page 31 noting that at the time of this filing, there is no commitment for the proposed additional financing from the PIPE Investment and there is no assurance that Holdco will enter into subscriptions for the PIPE Investment on the described terms or at all. Please update or provide us analysis explaining why including the current disclosures regarding a potential PIPE investment is appropriate.

Response: The Company acknowledges the Staff’s comment and respectfully notes to the Staff that on August 23, 2023, the Company entered into a subscription agreement in connection with a PIPE Investment and has accordingly updated the disclosure throughout Amendment No. 3. Please refer to the revised disclosure on pages 38, 93, 103, 129 and 130 of Amendment No. 3.

Projected Financial Information, page 135

7.	We note your response to comment 10 and reissue the comment in part. We also note your disclosure that you believed the ten-year time period provides an analysis of the potential performance of each product candidate “assuming its approval by the FDA.” Please revise your disclosure to address the reasonableness of ten-year projections for revenues related to products which are currently in clinical stage and have not yet received FDA approval.

Response: The Company acknowledges the Staff’s comment and has made changes on page 138 of Amendment No. 3.

8.	We note your response to comment 11 and reissue the comment in part. Please expand your disclosures to provide additional information surrounding the material assumptions and estimates underlying the financial projections to provide investors with sufficient information to evaluate the projected financial information. Please address the following:

•	For each product candidate, disclose the underlying projections. Identify the specific projected market adoption rates in each sales territory to help provide additional insight into the range in these rates underlying the revenue projections. Explain how the market adoption rates in each territory were determined.

•	For each product candidate, disclose the basis for the number of treatable cases.

•	Disclose whether management considered obtaining updated projections.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 137-138 and 140-142 of Amendment No. 3.

Denali Management’s Discussion and Analysis of Financial Condition and Results of Operations Recent Developments, page 191

9.	We note your disclosure here that on July 11, 2023, you issued a new convertible promissory note in the total principal amount of $825,000 to FutureTech Capital. Please revise your disclosure throughout the registration statement, as appropriate, such as in the ownership table on page 12 or in your disclosure on page 20, to reflect the issuance of this additional convertible promissory note. Please also update the schedule of promissory notes in Exhibit 10.17 to reflect this promissory note.

Response: The Company acknowledges the Staff’s comment and has made changes on pages xx, xxi, xxvii, 13, 158, 195 and 198 of Amendment No. 3 and in Exhibit 10.24.

Information About Longevity
Target Acquisitions, page 205

10.	We note your revised disclosure here that “[t]he consummation of each Target Acquisition is conditioned upon the satisfaction or waiver of certain closing conditions including amongst other items, (i) the closing of each of the other Target Acquisitions and (ii) the closing of a business combination with a valuation of not less than $128 million and minimum cash at closing of $30 million.” Please clarify whether and by whom each of these identified closing conditions may be waived. Please also revise your risk factors to discuss any risks related to waiver of these conditions such as risks related to waiver of the condition that the consummation of each Target Acquisition is condition on the closing of each of the other Target Acquisitions.

Response: The Company acknowledges the Staff’s comment and has made changes on page 211 of Amendment No. 3.

General

11.	We note your response to comment 16 and your revised disclosure stating that Mr. Yuquan Wang is a Chinese national. To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please include a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate Enforceability of Civil Liabilities section.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 51 and 336 of Amendment No. 3.

12.	Please revise the cover page of your proxy statement/prospectus to clearly disclose the number of securities being registered on this registration statement. See Item 501(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has made changes on the cover page of the proxy statement/prospectus.

If you have any questions regarding the foregoing or Amendment No. 3, please contact the undersigned at (212) 839-5430.

Sincerely,

/s/ David Ni
David Ni Sidley Austin LLP

cc:	Jiandong (Peter) Xu, Denali SPAC Holdco, Inc. Joshua G. Duclos, Sidley Austin LLP Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP